CHINA FOOD AND BEVERAGE ACQUISITION CORP.

27th Floor, Profit Plaza

No.76 West HuangPu Road

Guangzhou, PRC 510000

April 8, 2010

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China Food and Beverage Acquisition Corp. (the “Company”)

Form 10-12(g), Amendment 1

Filed March 16, 2010

File No. 0-53840

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Staff’s letter to China Food and Beverage Acquisition Corp. (the “Company”), dated March 31, 2010, concerning the Amendment No.1 to the Company’s Form 10-12(g) (the “Amendment No. 1”), and (the “Comment Letter”). We have filed a second amendment to the Company’s Registration Statement on Form 10 (“Amendment No. 2”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2.

On behalf of the Company, the following are our responses to the Staff’s comments:

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.

We note your response to comment eight from our prior letter.  We note your disclosure continues to indicate that the costs of investigating and analyzing business combinations “will be paid with money in our treasury”.  Please revise as appropriate.

RESPONSE:

We have revised our disclosure to indicate that we expect that the costs of investigating and analyzing business combinations will be paid with amounts that may be loaned to or invested in us by our stockholder, management or other investors.

2.

We note your response to comment nine from our prior letter.  We reissue our comment.  We note your disclosure continues to indicate that “our management believes that there are numerous firms seeking even the limited additional capital which we will have…”  Please revise as appropriate.  We note you do not have any cash or current assets as of December 31, 2009.

RESPONSE:

We have revised our disclosure to provide that “our management believes that there are numerous firms seeking the benefits of a business combination with an SEC reporting company…”.

Report of Independent Registered Public Accounting Firm, page F-2

3.

We note the disclosure in Note 2 that the lack of significant assets to sustain expenses until the consummation of a merger and the uncertainty in identifying a suitable business opportunity raises substantial doubt about the Company’s ability to continue as a going concern.  However, your auditor’s opinion does not contain a going concern explanatory paragraph.  In light of this disclosure, please have your auditor provide us with an assessment to support its conclusion that a going concern explanatory paragraph was not required under AU Section 508.  Please revise or advise.

RESPONSE:

The audit opinion has been revised and updated to include a going concern explanatory paragraph.

Financial Statements, F-1

Note 4 Stockholder’s Equity (Deficit), page F-9

4.

We note your disclosure on page F-9 that on October 13, 2009, the Company issued 5,000,000 shares of common stock, $0.0001 par value to Trade Prosper Limited for an aggregate purchase price of $25,000 which has not yet been paid.  You disclosed on Item 3 of Schedule 13D filed on January 15, 2010 that Trade Prosper Limited acquired 5,000,000 shares of common stock for a purchase price of $5,000.  The disclosure on page F-9 appears inconsistent with the disclosure on Schedule 13D for the purchase price dollar amount.  Please revise to ensure that the dollar amount disclosed reconcile to the financial statements.

RESPONSE:

Our sole shareholder, Trade Prosper Limited has filed an amendment to its Schedule 13D to revise the disclosure with regards to the purchase price of the 5,000,000 shares of the Company’s common stock issued on October 13, 2009 to $25,000.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China Food and Beverage Acquisition Corp.

By: /s/ Chen Yi Quan

Chen Yi Quan

President